Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE
Between
COMPASS GROUP DIVERSIFIED HOLDINGS LLC,
and
U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION
(as successor to U.S. Bank National Association),
as Trustee

Relating to:
5.250% Senior Notes due 2029

Dated as of September 9, 2025

SECOND SUPPLEMENTAL INDENTURE
THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of September 9, 2025, is entered into by and between Compass Group Diversified Holdings LLC, a Delaware limited liability company (the “Company”), and U.S. Bank Trust Company, National Association, (as successor to U.S. Bank National Association), a national banking association, as trustee (the “Trustee”), under the circumstances summarized in the following recitals (the capitalized terms not defined herein as defined in the Original Indenture described below):
A. The Company and the Trustee are parties to that certain Indenture, dated as of March 23, 2021, between the Company and the Trustee, as amended by the First Supplemental Indenture, dated as of January 15, 2025 (the “Original Indenture”).
B. The Company, Holders of a majority of the outstanding principal amount of the indebtedness evidenced by the Notes (“Forbearing Noteholders”) and the Trustee, at the direction of the Forbearing Noteholders, entered into that certain Forbearance Agreement as of August 29, 2025 with respect to the Specified Defaults defined therein.
C. The sole Specified Default as of the date hereof consists of the failure of the Company to deliver financial information to the Trustee in accordance with Section 4.03 of the Original Indenture.
D. In consideration of the Forbearance Agreement the Company agreed to pay all Holders of the Notes additional consideration in the form of certain special payments in kind to be issued and distributed in accordance with this Supplemental Indenture.
E. The Company has requested that the Trustee execute and deliver this Supplemental Indenture for the purpose of making additional payments ratably to all Holders as set forth in this Supplemental Indenture, which shall be effected by increasing the principal amount of the outstanding Notes through payment in kind distributions authorized by the Company as provided herein.
F. The Trustee has received an Officer’s Certificate in accordance with Sections 7.01(b), 7.02(b), 9.01, 9.06, 12.04 and 12.05 of the Original Indenture certifying, among other things, that this Supplemental Indenture and the PIK Payments (as defined herein) are permitted by the Original Indenture, that all conditions precedent to the execution and delivery by the Trustee of this Supplemental Indenture have been satisfied, and that this Supplemental Indenture is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.
G. The Trustee has received an Opinion of Counsel from Squire Patton Boggs (US) LLP in accordance with Sections 7.01(b), 7.02(b), 9.06 and 12.04 of the Original Indenture that this Supplemental Indenture is authorized or permitted by the Indenture and that this Supplemental Indenture is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

H. Section 9.01 of the Original Indenture permits the Trustee to enter into indentures supplemental to the Original Indenture for various purposes, including, pursuant to Subsection (f) thereof, for any amendment which makes any change that does not adversely affect the rights of any holder of the Notes as set forth in an Officers’ Certificate.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH, that to secure the performance and observance of all of the covenants, agreements, obligations and conditions contained therein and herein, and in consideration of the premises and the acceptance by the Trustee of the trusts created herein, and for other good and valuable consideration, the receipt of which is acknowledged, the Company has executed and delivered this Supplemental Indenture.
ARTICLE I
AMENDMENTS OF ORIGINAL INDENTURE
Pursuant to Section 9.01 of the Original Indenture, the Company and the Trustee hereby make the following amendments to the Original Indenture:
Section 1.01 Amendment to Section 1.01. Section 1.01 of the Original Indenture is hereby amended by inserting the following defined term in the proper alphabetical order:
“Second Supplemental Indenture” means that certain second supplemental indenture, dated as of September 9, 2025, governing the Notes.
Section 1.02 Amendment to Section 1.02. Section 1.02 of the Original Indenture is hereby amended by inserting the following defined term in the proper alphabetical order:
“Black Out Window” ……………………………………………….4.19(b)
“Company Order” …………………………………………………2.01(a)
“Fixed PIK Payment” ………………………………………………4.19(a)
“Fixed PIK Date” …………………………………………………..4.19(a)
“Fixed PIK Payment Special Record Date” .……………………… 4.19(a)
“Interest PIK Payment” …………………………………………… 4.19(b)
“Interest PIK Payment Date” ………………………………………4.19(b)
“Interest PIK Payment Special Record Date” …………………….. 4.19(b)
“PIK Payments” ……………………………………………………4.19(b)
“Special Payment Dates” …………………………………………..4.19(b)
“Special Record Dates” ……………………………………………4.19(b)
“Step Up Period” …………………………………………………..4.19(b)

Section 1.03 Amendment and Restatement of Section 2.01(a). Section 2.01(a) of the Original Indenture is hereby amended and restated as follows:
“(a) General. The Notes and the Trustee’s certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. On any payment date on which the Company pays a PIK Payment, with respect to a Global Notes, the Trustee will increase the principal amount of such Global Notes by an amount equal to the PIK Payment payable, rounded down to the nearest whole dollar, to the credit of the Holders on the relevant Special Record Date.
Only two PIK Payments are authorized by the Indenture, the Fixed PIK Payment and the Interest PIK Payment, which shall be made in kind as set forth herein as an increase in the principal amount of the Global Notes held by Cede & Co., as nominee for DTC. All other payments due and payable under the terms of the Notes shall be payable in U.S. dollars at the times and in the manner set forth in this Indenture and the Notes without reduction or limitation by reason of the PIK Payments which are intended by the Company to be fungible in all respects with the Notes. The Company shall be responsible for making calculations of PIK Payments called for under the Notes and Section 4.19 of this Indenture. At least five (5) Business Days prior to the applicable Special Record Date, the Trustee shall receive a written order of the Company signed by one Officer (a “Company Order”) to increase the balance of any Global Notes to reflect such PIK Payment, rounded down to the nearest $1.00, on the applicable Special Payment Date. The PIK Payments will be considered paid on the applicable Special Payment Date.”
Section 1.04 Addition of Section 4.19. The Original Indenture is hereby amended to include the following Section 4.19:
“Section 4.19. PIK Payments. Without limitation of the obligation of the Company to pay all other amounts due and payable on the Notes without regard to this Section 4.19 and without setoff or reduction by reason of the PIK Payments herein provided:
“(a) Fixed PIK Payment. The Company shall make a special one-time payment equal to $17,500,000 (equivalent to $17.50 per $1,000 of the principal amount of Notes outstanding) (the “Fixed PIK Payment”) to Persons who are Holders on September 16, 2025 (the “Fixed PIK Payment Special Record Date”), which shall be payable by increasing the principal amount of the outstanding Global Notes by the dollar amount of the Fixed PIK Payment in accordance with Section 4.19(c). The Fixed PIK Payment shall be payable by the Company on September 17, 2025 (the “Fixed PIK Payment Date”) by delivery of a Company Order to the Trustee. On the date of the Second Supplemental Indenture, the Company will deliver to the Trustee, and deliver or cause to be delivered (by the Trustee, upon the written request of the Company and at the expense of the Company) to the Holders, a notice that states the Fixed PIK Payment Special Record Date, the related Fixed PIK Payment Date and the amount of the Fixed PIK Payment required to be made by the Company as provided herein.

(b) Interest PIK Payment. Notwithstanding anything in this Indenture or in the Notes to the contrary, on the Interest PIK Payment Date the Notes will be due additional interest (for the avoidance of doubt, in addition to the existing stated interest rate) at a rate of 5.00% per annum for each day during the period beginning on, and including, August 1, 2025 and ending on the earlier of (x) October 24, 2025 and (y) the date of delivery to the Trustee of restated audited annual financials for fiscal years 2022, 2023 and 2024 and unaudited financials for the first fiscal quarter of fiscal year 2025 in accordance with Section 4.03 (the “Step Up Period”) ((i) and (ii) collectively, the “Interest PIK Payment” and, together with the Fixed PIK Payment, the “PIK Payments”). The Trustee shall be entitled to conclusively rely on an Officer’s Certificate to determine the end of the Step Up Period. The Interest PIK Payment shall be payable by increasing the principal amount of the outstanding Global Notes by the dollar amount of the Interest PIK Payment in accordance with Section 4.19(c).
Within one (1) Business Day following the termination of the Step Up Period, (x) the Company shall set a special record date (the “Interest PIK Special Record Date” and, together with the Fixed PIK Payment Special Record Date, the “Special Record Dates”) for the payment of the Interest PIK Payment, and (y) the Company will deliver to the Trustee, and deliver or cause to be delivered (by the Trustee, upon the written request of the Company and at the expense of the Company) to the Holders, a notice that states the Interest PIK Special Record Date (which shall be five (5) Business Days following the date of the notice), the related payment date (which shall be one (1) Business Day following the date of the Interest PIK Special Record Date) (the “Interest PIK Payment Date” and, together with the Fixed PIK Payment Date, the “Special Payment Dates”) and the amount of the Interest PIK Payment to be paid. Notwithstanding the foregoing, the Company may not set the Interest PIK Special Record Date on any date from September 30, 2025 to October 15, 2025 (inclusive) (the “Blackout Window”), and to the extent the Interest PIK Special Record Date would have otherwise been required to occur during the Blackout Window pursuant to the terms of this Section 4.19(b), the Company shall be permitted to set the Interest PIK Special Record Date as October 16, 2025.
(c) PIK Payments.
(1) PIK Payments will be payable on the applicable Special Payment Date. The calculation of PIK Payments will be made by the Company (or on behalf of the Company by such Person as the Company shall designate and set forth in the Company Order delivered to the Trustee) and such calculation and the correctness thereof shall not be a duty or obligation of the Trustee. PIK Payments on the Notes will be paid in accordance with (including the denominations specified in) Sections 2.01(a) and 4.19(a) or (b), as applicable. The increased principal amount of the outstanding Notes reflecting the PIK Payments shall be fungible with the Notes issued prior to the relevant Special Payment Date and will bear interest from the most recent interest payment date on the Notes prior to the applicable Special Payment Date.
(2) PIK Payments on the Notes will be payable by increasing the principal amount of the outstanding Global Notes by an amount equal to the amount of PIK Payment (rounded down to the nearest whole dollar) as directed by the Company, pursuant to a Company Order. The principal of all Notes resulting from a PIK Payment will mature on the maturity date of the Notes and will be governed by, and subject to the terms, provisions and conditions of this Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date.”

ARTICLE II
MISCELLANEOUS
Section 2.01 Severability. In case any section or provision of this Supplemental Indenture, or any covenant, agreement, stipulation, obligation, act or action, or part thereof, made, assumed, entered into or taken under this Supplemental Indenture, or any application thereof, is held to be illegal or invalid for any reason, or is inoperable at any time, that illegality, invalidity or inoperability shall not affect the remainder thereof or any other section or provision of this Supplemental Indenture or any other covenant, agreement stipulation, obligation, act or action, or part thereof, made, assumed, entered into or taken under this Supplemental Indenture, all of which shall be construed and enforced at the time as if the illegal, invalid or inoperable portion were not contained therein.
Any illegality, invalidity or inoperability shall not affect any legal, valid or operable section, provision, covenant, agreement, stipulation, obligation, act, action, part or application, all of which shall be deemed to be effective, operative, made, assumed, entered into or taken in the manner and to the full extent permitted by law from time to time.
Section 2.02 Binding Effect. This Supplemental Indenture shall inure to the benefit of and shall be binding upon the Company and the Trustee and their respective successors and assigns, subject, however, to the limitations contained herein.
Section 2.03 Original Indenture. The Original Indenture, including all supplements and amendments thereto, and as modified and supplemented by this Supplemental Indenture, remains in full force and effect.
Section 2.04 Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be regarded as an original and all of which shall constitute but one and the same instrument.
Section 2.05 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York.
Section 2.06 Trustee Makes No Representation/ Reliance. In entering into this Supplemental Indenture, the Trustee (a) has relied upon the certifications, statements and opinions set forth in the Officer’s Certificate and the Opinion of Counsel delivered to the Trustee in connection herewith, and (b) shall be entitled to the benefit of every provision of the Indenture relating to the conduct of, affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture nor assumes responsibility for the correctness of (i) the recitals, statements, or representations contained herein, which shall be taken as statements and representations of the Company, or (ii) the statements, representations or opinions, as applicable, contained in the Officer’s Certificate and the Opinion of Counsel delivered in connection herewith.

IN WITNESS WHEREOF, the Company and the Trustee have executed this Supplemental Indenture all as of the date first above written.

Compass Group Diversified Holdings LLC

By:	/s/ Stephen Keller
Name:	Stephen Keller
Title:	Chief Financial Officer

U.S. Bank Trust Company, National Association,

By:	/s/ Shannon Matthews
Name:	Shannon Matthews
Title:	Assistant Vice President